

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Ross Lavnikevich
Chief Executive Officer
iGenii, Inc.
40 Exchange Place
New York, New York 10005

> **Re:** **iGenii, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed December 2, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 0-54227**

Dear Mr. Lavnikevich:

We have reviewed your amendment filed December 2, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 9

1.   We note that you disclosed a material weakness in internal control over financial reporting in Form 10-K filed April 12, 2011, and as a result of the material weakness your chief executive officer and chief financial concluded that your disclosure controls and procedures were not effective as of the end of year. Please tell us why you are no longer disclosing the material weakness in internal control over financial reporting. Also, in light of the material weakness previously disclosed, tell us in detail how your chief executive officer and chief financial officer are now able to conclude that disclosure controls and procedures and internal control over financial reporting are effective as of the end of the year.

2.   We note your disclosure that the effectiveness of your internal control over financial reporting as of December 31, 2010 has been audited by your independent registered public accounting firm as stated in its report included in Item 8. We also note that the report of your independent registered public accounting firm on page F-1 does not include an attestation report on internal control over financial reporting. Please provide the attestation report or remove the disclosure that the effectiveness of your internal control over financial reporting has been audited by your independent registered public accounting firm. Refer to Item 308 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 4. Controls and Procedures, page 17

3.   You disclose that there were no changes in internal control over financial reporting that occurred during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, we note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of March 31, 2011 and June 30, 2011 as a result of a material weakness in internal control over financial reporting as reported in Form 10-Q filed May 23, 2011 and Form 10-Q filed August 22, 2011. Please tell us the changes made to your internal control over financial reporting during the quarter ended September 30, 2011 that support the conclusions of your chief executive officer and chief financial officer that disclosure controls and procedures are effective as of the end of the period.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief